Exhibit 99.1 to Form 4

Sentient USA Resources Fund, LP

Date of Event: March 15, 2011

Explanation of filing:

This filing is made on behalf of Sentient USA Resources Fund, LP (“SURF I”) and its general partner, Sentient Executive MLP 1, Limited (“MLP I”). On March 15, 2011, all of the shares and all rights to acquire shares of Natural Resources USA Corporation owned by SURF I were contributed to Green SEA Resources Inc., in exchange for common shares of Green SEA Resources Inc. which represents 62% of the issued and outstanding voting securities of Green SEA Resources Inc.

As a result of the conveyances by SURF I to Green SEA Resources Inc., SURF I and its general partner, MLP I, no longer have any direct beneficial ownership in the securities of Natural Resources USA Corporation since Green SEA Resources Inc. has sole voting and investment control over those securities.  SURF I would be deemed an indirect beneficial owner of those securities by virtue of their ownership of voting securities of Green SEA Resources Inc.

Additional signatures:

Sentient Executive MLP1, Limited By: /s/ Johanna Druez Johanna Durez, Director Date: March 15, 2011